Exhibit 99.11

Q3 Third Quarter Report SEPTEMBER 30, 2011 UNAUDITED

01 SANDSTORM GOLD LTD. Sandstorm Gold Ltd. Management’s Discussion and Analysis For the Period Ended September 30, 2011 This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2011 and related notes thereto which have been prepared in accordance with International Accounting Standard (“IAS”) 34: Interim Financial Reporting as issued by the International Accounting Standard Board (“IASB”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s 2010 comparatives in this MD&A are presented in accordance with International Financial Reporting Standards (“IFRS”). The Company’s transition date was January 1, 2010, and accordingly the 2009 comparative information in this MD&A is presented in accordance with GAAP. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2010 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to November 9, 2011 and all figures are stated in U.S. dollars unless otherwise noted. HIGHLIGHTS • Gold sales for the three months ended September 30, 2011 were 5,561 ounces (257 ounces – three months ended September 30, 2010). • Operating cash flow for the three months ended September 30, 2011 of $8.6 million (cash outflow of $0.1 million– three months ended September 30, 2010). • On July 13, 2011, the Company entered into a gold stream agreement with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold and gold equivalent produced from the Bracemac-McLeod development project (the “Bracemac-McLeod Mine”) for a per ounce payment equal to the lesser of $350 and the prevailing market price of gold. This transaction highlights the synergy between the Company and Sandstorm Metals & Energy which has concurrently agreed to purchase 17.5% of the life of mine copper from the Bracemac-McLeod Mine. • During the three months ended September 30, 2011, gold production reached feasibility levels at both the Aurizona Mine and Santa Elena Mine. • Significant progress has been made on the development of the Ming Mine, which is expected to begin producing gold by early 2012. OVERVIEW The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making up front payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has seven Gold Streams. Effective February 17, 2011, the Company changed its name from Sandstorm Resources Ltd. to Sandstorm Gold Ltd. OUTLOOK Based on existing Gold Stream agreements, forecasted 2011 attributable production is 16,000 to 18,000 ounces of gold, increasing to over 50,000 ounces of gold per annum by 2014. This growth is driven by the Company’s portfolio of Gold Stream agreements with mines, all of which are either currently producing or expected to commence commercial production by 2014.

02 SANDSTORM GOLD LTD. Gold Streams AURIZONA GOLD STREAM The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold. In 2011, the Aurizona Mine reached full commercial production and has ramped up levels to feasibility during Q3. Current activities at the Aurizona Mine include: • Production for the three months ended September 30, 2011 was approximately 13,500 ounces of gold. • In April 2011, the Aurizona Mine underwent a planned shutdown to complete an upgrade to the SAG mill and other plant modifications necessary to ramp up production to feasibility target. The upgrade included installation of a reduction gearbox to reduce the SAG rotation speed and installation of a pinion. • Luna’s exploration team is expected to complete a National Instrument (“NI”) 43-101 resource update in the fourth quarter of 2011. • Luna approved a major 2011 exploration budget and continues to drill the Aurizona deposit. There has been significant drilling completed at the Aurizona mine with strong intercepts noted that are expected to materially increase the reserves and resources. For further information regarding these drill results please visit the Luna Gold website at www.lunagold.com.

03 SANDSTORM GOLD LTD. Gold Streams SANTA ELENA GOLD STREAM The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from Silver Crest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment of the lesser of $350 and the then prevailing market price of gold. On July 13, 2011, the Santa Elena Mine reached full commercial production. Current activities at the Santa Elena Mine include: • An NI 43-101 Technical report was filed in April 2011 which estimates a 10 year mine life and average annual full year production of approximately 30,000 ounces of gold. • A preliminary economic assessment has been completed and a preliminary feasibility Study is underway into a potential concurrent underground mining and milling operation at Santa Elena. • Gold production for the three months ended September 30, 2011 was 8,805 ounces with approximately 254,000 tonnes of ore crushed during the same period. • The crusher is currently operating above daily designed throughput of 2,500 tonnes per day with an average of 2,755 tonnes per day during the three months ended September 30, 2011, and an average of 2,641 tonnes per day to date in 2011.

04 SANDSTORM GOLD LTD. BLACK FOX GOLD STREAM The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension. The Black Fox Mine began operating as an open pit mine, but since mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,000 tonnes per day mill. Gold Streams Current activities at the Black Fox Mine include: • Production during the three months ended September 30, 2011 was 16,838 ounces of gold. • Mill throughput averaged 2,062 tonnes per day during the three months ended September 30, 2011. • During the three months ended September 30, 2011, Brigus processed 189,674 tonnes of ore at an average grade of 2.9 grams per tonne (“g/t”) and an average recovery of 95.2%. Of the ore processed, 75% was mined from the Phase 2 open pit. The remainder consisted primarily of underground development ore with a small amount from underground mining stopes towards the end of the quarter and low-grade stockpiles early in the quarter. • Underground production was a combination of ore from mining stopes and lower grade development ore. • Mining from the open pit will be reduced as higher-grade underground ore production increases in future quarters. • Brigus announced at the end of June that it would proceed with an initial expansion of the Black Fox mill, which is expected to be completed and in service, during the first quarter of 2012. This initial expansion will increase processing capacity at the Black Fox mill to up to 2,200 tonnes per day. Processing capacity and recovery is planned to be increased through optimization of existing equipment, some equipment additions and elimination of production losses.

05 SANDSTORM GOLD LTD. Gold Streams MING GOLD STREAM The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. For consideration, the Company paid $7.0 million in 2010 and $13.0 million during the three months ended March 31, 2011 for a total of $20.0 million up front payments. During the three months ended March 31, 2011, Rambler received final construction approval from the Government of Newfoundland and Labrador for the Ming Mine. Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by December 31, 2011 or Rambler will be required to fully refund the $20.0 million up front deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the up front deposits, and (iii) that the Company will receive minimum cash flows from the Ming Gold Stream of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production. Current activities at the Ming Mine include: • On May 10, 2011, Rambler announced that it has intersected visible gold mineralization during pre-production development on the 1700 level of the Ming Mine through a number of chip samples and muck samples. The highlights are a combined development face sampling return grade of 44.47 g/t gold, 1.96% copper, and 20.02 g/t silver including composited chip sample of 227.15 g/t gold over 4.50 metres and composited historic pillar sample returning grade of 5.76 g/t gold, 3.47% copper, and 103.23 g/t silver over 3.90 metres. • Commissioning of the copper concentrator commenced October 17, 2011 and the initial ore comes from the 1806 Gold Zone with first stopes grading 4.15 g/t gold (7,045 gold ounces) and 31.67 g/t silver (53, 881 silver ounces). Processing is anticipated to begin in November 2011 through the gold hydromet circuit which historically has seen gold recoveries in excess of 90%. • Project construction remains on schedule for first production in the first quarter of 2012. • The new office/dry facility is complete and will now support an increase in the underground work force. • Rambler has completed the erection of its 9,500 wet metric tonne concentrate storage facility at the Goodyear’s Cove Port.

06 SANDSTORM GOLD LTD. Gold Streams BACHELOR LAKE GOLD STREAM On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”) for an up front payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. For consideration, Sandstorm made up front payments totaling $20.0 million (of which $6.0 million was paid during the three months ended September 30, 2011). Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the first six years of the Bachelor Lake Gold Stream. The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of approximately 200,000 ounces over an initial three and a half year mine life. Production is expected to begin during 2012. The Bachelor Lake Mine is projected to produce an average of 60,000 ounces of gold per year and will be mined using the low cost, long-hole mining method and will utilize the existing, and fully functional, operating mill and surface infrastructure that is on the mine site Current activities at the Bachelor Lake Mine include: • The shaft sinking process is complete including the development of the two shaft stations and the lateral underground development work is underway. • Over 90% of the equipment required to complete the 5,000 ton bulk sample is already on site. • Surface infrastructure is being upgraded. SUMMIT GOLD STREAM The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in New Mexico, United States of America (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold and silver. In addition, bulk flux shipments have been made to smelters located in Arizona. The Summit Mine is currently processing ore at a rate of 100-150 tons per day. During the three months ended June 30, 2011, the Company agreed to defer Santa Fe’s production guarantee deadline from April 2011 to June 2012. In exchange for deferring the deadline, Santa Fe agreed to sell 700 ounces of gold at $400 per ounce (the “Santa Fe Gold Receivable”) plus an additional 3 ounces per day starting July 1, 2011 until payment of the receivable (“Additional Ounces”). The Company received the gold under the Santa Fe Gold Receivable and the Additional Ounces during the three months ended September 30, 2011.

07 SANDSTORM GOLD LTD. Gold Streams BRACEMAC-MCLEOD GOLD STREAM On July 13, 2011, the Company entered into a Gold Stream agreement with Donner via a back-to-back agreement with Sandstorm Metals & Energy to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac-McLeod Mine which is operated by Xstrata Canada Corporation (“Xstrata”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine. For consideration, the Company will make an up front payment of $5.0 million by June 30, 2012 plus on going per ounce of gold or Gold Equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream. Donner has the option until July 13, 2013 to repurchase 50% of the Donner Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%. The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013. Current activities at the Bracemac-McLeod Mine include: • The Bracemac-McLeod ramp is currently passing 2,070 metres and is progressing well with an average advancement rate of 6.45 metres per day since May 2011 compared to 4.5 metres per day estimated in the feasibility study. • Construction of access and haulage roads, mine support infrastructure and electrical supply has been mostly completed. Production Schedules

08 SANDSTORM GOLD LTD. Summary of Quarterly Results Quarters Ended In $000s Sept. 30, 2011 June 30, 2011 Mar. 31, 2011 Dec. 31, 20101 Gold ounces sold 5,561 3,706 2,638 1,939 Gold sales $ 9,592 $ 5,582 $ 3,668 $ 2,672 Average realized gold price per ounce 1,725 1,506 1,390 1,378 Average cash cost per ounce 3 428 434 417 395 Cash flow from operations 8,558 2,645 1,616 463 Cash flow from operations per share (basic) 3 0.03 0.01 0.01 0.00 Cash flow from operations per share (diluted) 3 0.02 0.00 0.00 0.00 Comprehensive income (loss) 4,391 2,261 958 1,690 Basic income (loss) per share 0.01 0.01 0.00 0.01 Diluted income (loss) per share 0.01 0.01 0.00 0.01 Total assets 147,607 137,472 133,474 131,732 Total long-term liabilities - - - - In $000s Sept. 30, 20101 June 30, 20101 Mar. 31, 20101 Dec. 31, 20092 Gold ounces sold 257 126 - - Gold sales $ 322 $ 155 $ - $ - Average realized gold price per ounce 1,251 1,233 - - Average cash cost per ounce 3 400 400 - - Cash flow from operations (105) (386) (792) (549) Cash flow from operations per share (basic) 3 (0.00) (0.00) (0.00) (0.00) Cash flow from operations per share (diluted) 3 (0.00) (0.00) (0.00) (0.00) Net income (loss) (225) (1,065) (4,282) (954) Basic income (loss) per share (0.00) (0.00) (0.02) (0.00) Diluted income (loss) per share (0.00) (0.00) (0.02) (0.00) Total assets 74,848 74,975 74,814 74,137 Total long-term liabilities - - - - 1. The quarters in 2010 were previously reported under GAAP and have been restated to IFRS. 2. The quarter in 2009 is reported under GAAP. 3. See non-IFRS measures section below.

The Company's operating segments for the three months ended September 30, 2011 are summarized in the table below:

In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	Net income (loss)	Cash from operations
Aurizona	2,233	$ 3,881	$ 894	$ 328	$ -	$ 2,659	$ 2,987
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	2,043	3,489	1,021	875	-	1,593	2,274
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	938	1,612	328	288	-	996	1,544
Summit	347	610	139	393	327	405	843
Corporate	-	-	-	-	-	(1,262)	910
Consolidated	**5,561**	**$ 9,592**	**$ 2,382**	**$ 1,884**	**$ 327**	**$ 4,391**	**$ 8,558**

The Company's operating segments for the three months ended June 30, 2011 are summarized in the table below:

In $000s	Ounces sold	Sales	Cost of sales	Depletion	Other income	Net income (loss)	Cash from operations
Aurizona	984	$ 1,466	$ 393	$ 145	$ -	$ 928	$ 1,073
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	1,692	2,555	845	725	-	985	1,710
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	-	-	-	-	-	-
Santa Elena	860	1,299	301	263	-	735	998
Summit	170	262	68	38	774	930	263
Corporate	-	-	-	-	-	(1,317)	(1,399)
Consolidated	**3,706**	**$ 5,582**	**$ 1,607**	**$ 1,171**	**$ 774**	**$ 2,261**	**$ 2,645**

The Company's operating segments for the three months ended March 31, 2011 are summarized in the table below:

In $000s	Ounces sold	Sales	Cost of sales	Depletion	Net income (loss)	Cash from (used in) operations
Aurizona	1,421	$ 1,975	$ 569	$ 210	$ 1,196	$ 1,406
Bachelor Lake	-	-	-	-	-	-
Black Fox	670	932	335	287	310	597
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	467	650	163	101	386	487
Summit	80	111	32	16	63	79
Corporate	-	-	-	-	(997)	(953)
Consolidated	**2,638**	**$ 3,668**	**$ 1,099**	**$ 614**	**$ 958**	**$ 1,616**

SANDSTORM GOLD LTD. | 09

10 SANDSTORM GOLD LTD. THREE MONTHS ENDED SEPTEMBER 30, 2011 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2011 For the three months ended September 30, 2011, net income and cash flow from operations were $4.4 million and $8.6 million, respectively, compared with $2.3 million and $2.6 million for the three month period ended June 30, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including: • A 50% increase in the number of gold ounces sold, primarily due to: i. 127% increase in gold deliveries from the Aurizona Mine reflecting the mine reaching feasibility levels of production; and ii. 21% increase in gold deliveries from the Black Fox Mine reflecting the continued ramping up of operations; and iii. 77% increase in gold deliveries from the Santa Elena Mine (of which 589 gold ounces remained in inventory at the end of the third quarter); and • A 15% increase in the average realized selling price of gold; and • A decrease of $0.3 million in non-cash share-based payment expense. Sales continue to be earned from Gold Streams in geographically secure countries with 100% of revenues being generated by assets located in North America and Brazil. THREE MONTHS ENDED SEPTEMBER 30, 2011 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2011 For the three months ended September 30, 2011, net income and cash flow from operations were $4.4 million and $8.6 million, respectively, compared with $1.0 million and $1.6 million for the three month period ended March 31, 2011. The increase in net income and cash flow from operations is attributable to a combination of factors including: • A 111% increase in the number of gold ounces sold with such increase being primarily related to increased production at the Aurizona, Black Fox, Santa Elena and Summit Mines reflecting the continued ramping up of operations; and • A 24% increase in the average realized selling price of gold. THREE MONTHS ENDED SEPTEMBER 30, 2011 COMPARED TO REMAINING QUARTERS During the three months ended December 31, 2010, the Company earned $1.7 million of net income, primarily resulting from (i) $1.6 million in gross profit driven by the sale of 1,939 ounces of gold; and (ii) a foreign exchange gain of $1.4 million from the appreciation of the Company’s Canadian dollar denominated currency. These gains were partially offset by (i) administration expenses of $0.6 million; and (ii) a non-cash share-based payment of $0.2 million. Ounces of gold sold during the three months ended December 31, 2010 were lower than the three months ended September 30, 2011, June 30, 2011 and March 31, 2011 as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production late in 2010 and the Company began purchasing gold from the Black Fox Mine in 2011. During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily resulting from administration expenses and project evaluation expenditures that where in excess of the Company’s $0.2 million gross profit. During the three months ended June 30, 2010, the Company incurred a net loss of $1.1 million primarily resulting from a loss of $0.7 million on the fair value of the warrant liability. The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore, previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

11 SANDSTORM GOLD LTD. CHANGE IN TOTAL ASSETS The Company’s total assets increased by $10.1 million from June 30, 2011 to September 30, 2011 primarily resulting from operating cash flows. Total assets increased by $4.0 million from March 31, 2011 to June 30, 2011 primarily resulting from operating cash flows. Total assets increased by $1.7 million from December 31, 2010 to March 31, 2011 primarily from operating cash flows. Total assets at December 31, 2010 increased primarily due to an equity financing completed on October 19, 2010 where the Company raised net proceeds of $51.4 million. Total assets increased during the three months ended December 31, 2009, compared to prior periods, due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. In addition, total assets increased during the three months ended June 30, 2009 due to the Company completing an equity financing on April 23, 2009 for net proceeds of $35.3 million. Non-IFRS Measures The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; and (ii) Cash flow from operations per share (basic and diluted). i. Average cash cost per ounce is calculated by dividing the Company’s costs of sales by the number of ounces sold purchased. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. ii. Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Liquidity and Capital Resources As of September 30, 2011, the Company had cash of $10.7 million (December 31, 2010 - $28.5 million) and working capital of $10.2 million (December 31, 2010 - $27.9 million). Cash decreased from December 31, 2010 due to Sandstorm making payments of $13.0 million to Rambler and $20.0 million to Metanor as up front payments in connection with their respective Gold Streams. The Company has an up front payment commitment to Donner of $5.0 million (due June 30, 2012). The Company plans on funding this commitment with working capital on hand as of September 30, 2011.

Contractual Obligations

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of below and the then prevailing market price of gold	Inflationary adjustment to per ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

In connection with the Bracemac-McLeod Gold Stream, the Company has committed an up front payment of $5.0 million by June 30, 2012.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals for a reasonable allocation of these rental costs.

Share Capital

As of November 9, 2011, the Company had 331,600,071 common shares outstanding.

A summary of the Company's outstanding share purchase options as of November 9, 2011 are as follows:

Outstanding	Vested	Exercise Price (C$)	Expiry Date
40,000	40,000	$0.10	July 31, 2012
3,500,000	3,500,000	$0.45	June 16, 2014
700,000	700,000	$0.44	July 6, 2014
2,000,000	2,000,000	$0.435	July 28, 2014
100,000	66,667	$0.67	May 19, 2015
6,820,000	2,266,672	$0.68	November 26, 2015
455,000	-	$1.26	August 25, 2015
13,615,000	**8,573,339**		

SANDSTORM GOLD LTD. | 12

13 SANDSTORM GOLD LTD. A summary of the Company’s outstanding share purchase warrants as of November 9, 2011 are as follows: Warrants Outstanding Exercise Price Expiry Date SSL.WT 94,600,297 $0.60 April 23, 2014 SSL.WT.A 19,689,525 $1.00 October 19, 2015 114,289,822 The Company issued compensation warrants (the “Compensation Warrants”) to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and 1,227,550 of the Compensation Warrants were outstanding as of November 9, 2011. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. Financial Instruments The Company’s financial instruments consist of cash, trade and other receivables, investments, trade and other payables, and the warrant liability. The warrant liability represents the derivative liability from warrants issued with exercise prices denominated in Canadian dollars as the Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised. All financial instruments are initially recorded at fair value. CREDIT RISK The Company’s credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. CURRENCY RISK The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and exchanges the Canadian dollar proceeds to the U.S. dollar. As of September 30, 2011 and December 31, 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk. OTHER RISKS The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

14 SANDSTORM GOLD LTD. Risks to Sandstorm The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s annual information form dated July 22, 2011, which is available on www.sedar.com. RISKS RELATING TO MINERAL PROJECTS To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, and the Bracemac-McLeod Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. NO CONTROL OVER MINING OPERATIONS The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. GOVERNMENT REGULATIONS The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future. INTERNATIONAL OPERATIONS The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

15 SANDSTORM GOLD LTD. INCOME TAXES The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation. COMMODITY PRICES The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production) in the case of the Summit Gold Stream, $350 per ounce (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) in the case of the Santa Elena Gold Stream, and $350 per ounce in the case of the Bracemac-McLeod Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Changes in Accounting Policies EARLY ADOPTED JANUARY 1, 2010 The IASB issued amendments to IFRS 1: First-time Adoption of IFRS regarding severe hyperinflation and the removal of fixed dates for first-time adopters. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued amendments to IFRS 7: Financial Instruments: Disclosures for the transfer of financial assets. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued IFRS 9: Financial Instruments which establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued amendments to IAS 12: Income Taxes for the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted The Company elected to early adopt all the above standards and amendments effective January 1, 2010. FUTURE CHANGES IN ACCOUNTING POLICIES The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: • IFRS 10, Consolidated Financial Statements; • IFRS 11, Joint Arrangements; • IFRS 12, Disclosure of Interests in Other Entities; • IFRS 13, Fair Value Measurement; • Amended IAS 27, Separate Financial Statements; and • Amended IAS 28, Investments in Associates and Joint Ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

Reserves and Resources

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to reflect the Company's percentage entitlement to gold produced from the mines.

Proven and Probable Reserves Attributable to Sandstorm [1]

	PROVEN			PROBABLE			PROVEN & PROBABLE		
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [3,4,6-8,10-14, 16]	241	1.46	11,390	2,677	1.36	112,880	2,918	1.37	124,270
Santa Elena Open Pit [18-21, 24]	-	-	-	959	1.81	55,712	959	1.81	55,712
Ming [26,27,28-30]	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox									
Stockpile & Open Pit [35,36,37,39,42,43]	42	1.60	2,214	379	3.20	39,350	421	3.04	41,564
Underground [35,36,38,40,42,43]	-	-	-	352	5.90	67,201	352	5.90	67,201
Bachelor Lake [45,46]	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036
Summit [48-50]	-	-	-	171	0.14	24,405	171	0.14	24,405
Bracemac-McLeod [52-54,58-59]	488	0.39	6,120	164	0.54	2,853	652	0.43	8,973
Total			**51,709**			**347,428**			**399,137**

Measured and Indicated Resources Attributable to Sandstorm [1,2]

	MEASURED			INDICATED			MEASURED & INDICATED		
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [5,9,15-16]	255	1.44	11,730	3,336	1.29	142,001	3,591	1.33	153,731
Santa Elena Open Pit [18-21,23,25]	-	-	-	1,381	1.62	71,860	1,381	1.62	71,860
Santa Elena Underground [17-20,23,24]	-	-	-	198	1.83	11,666	198	1.83	11,666
Ming [25,26,27,31-33]	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,926
Black Fox									
Open Pit [34-37,39-41]	-	-	-	380	4.40	54,264	380	4.40	54,264
Underground [34-36,38-41]	-	-	-	301	7.20	69,502	301	7.20	69,502
Bachelor Lake [44-47]	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171
Bracemac-McLeod [51-53, 55-57,59]	455	0.45	6,580	180	0.48	3,248	635	0.48	9,829
Total			**61,875**			**418,073**			**479,949**

SANDSTORM GOLD LTD. | 16

Inferred Resources attributable to Sandstorm [1,2]

	INFERRED		
	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [5,9,15 - 16]	1,859	1.14	68,340
Santa Elena Open Pit [17-20,22,26]	1,240	0.78	31,040
Santa Elena Underground [17-20,23,24]	376	1.53	18,494
Ming [25,26,27,31-33]	591	1.83	34,695
Black Fox			
Open Pit [34-36,38-41]	80	2.60	6,717
Underground [34-38,38-41]	14	5.80	2,585
Bachelor Lake [44-47]	85	6.52	17,873
Summit [48-50]	16	0.14	2,261
Bracemac-McLeod [51-53, 55-57,59]	460	1.06	15,673
Total			**197,678**

NOTES:

1. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101.
2. Mineral Resources which are not Mineral Reserves, do not demonstrate economic viability.

For the Aurizona Mine:

3. Aurizona Mineral Reserves are fully included in the Mineral Resources.
4. Aurizona Reserves are reported as of July 13, 2010.
5. Aurizona Resources are reported as of January 15, 2009.
6. The mineral reserves estimates set out in the table above have been prepared by Bret C. Swanson, MAusIMM, of SRK, who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable and are based on the CIM Standards.
7. Reserves are based on a gold price of $750 per ounce.
8. Full mining recovery is assumed.
9. The mineral resources estimates set out in the table above have been prepared by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred and are based on the CIM Standards.
10. Mine reserves are diluted along mineralized boundary to block model SMU of 10mx10mx6m.
11. An internal CoG of 0.35g/t Au was used on Saprolite Rock within the pit design; an internal CoG of 0.37g/t Au was used on Transition Rock within the pit design; an internal CoG of 0.41g/t Au was used on Fresh Rock within the pit design.
12. Internal CoG determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore.
13. Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface.
14. Gold ounces do not include metallurgical recovery losses.
15. Based on 0.3 grams per tonne cut-off grade.
16. Numbers have been rounded.

SANDSTORM GOLD LTD. | 17

18 SANDSTORM GOLD LTD. For the Santa Elena Mine: 17. Santa Elena Mineral Resources are inclusive of Mineral Reserves. 18. Santa Elena Reserves and Resources are reported as of January 2011. 19. The mineral reserves and resources estimates set out in the tables above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral reserves are classified as probable and the mineral resources are classified as indicated and inferred and are based on the CIM Standards. 20. Adjusted and depleted for 2010 mine production. 21. Mineral reserves are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 0.38 g/t Au equivalent at applied metallurgical recoveries. 22. Mineral resources are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 0.38 g/t Au equivalent at applied metallurgical recoveries. 23. Underground mineral resources are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 1.77 g/t Au equivalent at applied metallurgical recoveries. 24. Numbers have been rounded. For the Ming Mine: 25. Ming Mineral Reserves are fully included in the Mineral Resources. 26. Ming Reserves and Resources are reported as of August 9, 2010. 27. The mineral reserves and resources estimates have been reviewed and verified by Larry Pilgrim, P. Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101. 28. No inferred material is included in the reserve tabulation. 29. An underground cut-off was set at $70 per tonne for all longhole mining methods. 30. Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%. 31. Cut-off grades of 1.0 per cent copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25 per cent copper for the stringer sulphides. 32. Mineral resources are estimated using long-term prices of $2.50 per pound of copper, $1,000 per ounce of gold, and $15 per ounce of silver. Zinc does not contribute to the revenues. 33. Numbers have been rounded. For the Black Fox Mine: 34. Black Fox Mineral Reserves are fully included in the Mineral Resources. 35. Black Fox Reserves and Resources are reported as of October 31, 2010. 36. The mineral reserves and resources have been reviewed and veri-fied by Richard Allan, Vice President and Chief Operating Officer of Brigus, who is a qualified person under NI 43-101. 37. Cut-off grade for the open-pit reserves and resources is 0.88 g/t Au. 38. Cut-off grade for the underground reserves and resources is 2.54 g/t Au. 39. Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream. 40. The estimated underground reserves include 10% unplanned dilution at 0 g/t from the backfill and 15% planned dilution at 1 g/t from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 g/t and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources. 41. The mineral resources were estimated using the ordinary kriging method. 42. The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine. 43. Contained metal in estimated reserves remains subject to metallurgical recovery losses.

19 SANDSTORM GOLD LTD. Cautionary Language Regarding Reserves and Resources The technical reports supporting the scientific and technical information contained in this document are available at www.sedar.com under the profile of Luna, SilverCrest, Rambler, Brigus, Metanor, Santa Fe, and Donner for the Aurizona Mine, Santa Elena Mine, Ming Mine, Black Fox Mine, Bachelor Lake Mine, Summit Mine, and Bracemac-McLeod Mine respectively. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability. For the Bachelor Lake Mine: 44. Bachelor Lake Mineral Reserves are fully included in the Mineral Resources. 45. Bachelor Lake Reserves and Resources are reported as of December, 2010. 46. The mineral reserves and resources have been reviewed and verified by Pascal Hamelin, P. Eng., Ing, who is a qualified person under NI 43-101. 47. The underground mineral reserves have been calculated using a cut-off grade of 3.43 g/t Au, recovery of 90%, and dilution of 10% in the stoping areas. For the Summit Mine: 48. Summit Mineral Reserves and Resources are reported as of December 2010. 49. The mineral reserves and resources have been reviewed and verified by Douglas F. Irving, P.Eng, who is a qualified person under NI 43-101. 50. The mineral reserves and resources are inplace, diluted material. The individual intercept grades have been cut to a maximum of 0.45 ounce Au and 45 ounce Ag per ton. For the Bracemac-McLeod Mine: 51. Bracemac-McLeod Mineral Reserves are fully included in the Mineral Resources. 52. Bracemac-McLeod Reserves and Resources are reported as of September 2010. 53. The mineral reserves and resources have been approved by Robin Adair, Vice President Exploration for Donner, who is a qualified person under NI 43-101. 54. After applying dilution, losses and a 95% mining recovery, the tonnage of each stope was integrated into the mineral reserves provided its net smelter return value was greater than or equal to $65 per tonne, which represents the average preliminary operating cost estimated for the Bracemac-McLeod Mine (comprised of mining, ore processing and general and administration costs). This process did not modify the resource block model envelopes. 55. Bracemac-Mineral Resources are estimated under the definition of the Australian Code for Mineral Resources and Ore Reserves Reporting of Exploration Results, using a net smelter return (“NSR”) cut-off value of $43.77. 56. Metal prices used in the calculation of the NSR are: $0.80 per pound of zinc, $2.50 per pound of copper, $12.00 per ounce of silver and $1,000 per ounce of gold, using an exchange rate of C$1.00 = US$1.04. 57. Except for the inferred mineral resource category, the resource calculation used the inverse distance squared method for all zones, using the Gemcom software. The results were then transferred into the Surpac software to initiate engineering design and scheduling. Inferred mineral resources in the McLeod Deep zone were estimated using a 3D polygonal method, with the Gemcom software. 58. Gold is recovered as a by-product of the copper concentrates and as such, recovery is estimated at 29%. 59. Sandstorm is also entitled to the Gold Equivalent of other precious metals not reflected in the gold Bracemac-McLeod Mineral Reserves and Resources.

20 SANDSTORM GOLD LTD. Forward Looking Statements This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine, the Bachelor Lake Mine or the Bracemac-McLeod Property; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein. Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing seven Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Summit Mine, and the Bracemac-McLeod Property. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

21 SANDSTORM GOLD LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION Expressed in U.S. dollars ($000s) - unaudited ASSETS Note September 30, 2011 December 31, 2010 (Note 15) Current Cash $ 10,740 $ 28,533 Trade and other receivables 280 136 Gold inventory 387 - Prepaid expenses 42 21 11,449 28,690 Mineral interests 5 130,657 100,570 Investments 6 2,916 - Deferred income tax assets 8 1,658 2,438 Other 927 34 $ 147, 607 $ 131,732 LIABILITIES Current Trade and other payables $ 1,216 $ 806 EQUITY Share capital 7 125,393 117,199 Reserves 7 20,105 20,474 Retained earnings (deficit) 861 (6,747) Accumulated other comprehensive income 32 - 146, 391 130,926 $ 147,607 $ 131,732 Contractual obligations (Note 12) ON BEHALF OF THE BOARD: - The accompanying notes are an integral part of these condensed consolidated interim financial statements - “Nolan Watson”, Director “David DeWitt”, Director

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in U.S. dollars ($000s) - unaudited

	Note	3 Months Ended September 30		9 Months Ended September 30	
		2011	2010 (Note 15)	2011	2010 (Note 15)
Sales		$ 9,592	$ 322	$ 18,842	$ 477
Cost of sales		(2,382)	(103)	(5,089)	(153)
Depletion		(1,884)	(38)	(3,669)	(56)
		(4,266)	(141)	(8,758)	(209)
Gross profit		5,326	181	10,084	267
Expenses and other income					
Administration expenses	9	(515)	(235)	(1,381)	(954)
Project evaluation		(39)	(142)	(71)	(209)
Share-based payment	7b	(235)	(74)	(1,255)	(353)
Foreign exchange (loss) gain		(96)	46	(108)	(19)
Income from deferral of production guarantee		327	-	1,102	-
Income (loss) from operations		$ 4,768	$ (224)	$ 8,371	$ (1,268)
Loss on fair value of warrant liability	4	-	-	-	(4,303)
Income (loss) before taxes		4,768	(224)	8,371	(5,571)
Income tax expense	8	(377)	-	(763)	-
Net income (loss) for the period		**$ 4,391**	**$ (224)**	**$ 7,608**	**$ (5,571)**
Other comprehensive income					
Gain on investments - common shares held	6	32	-	32	-
Total comprehensive income (loss) for the period		**$ 4,423**	**$ (224)**	**$ 7,640**	**$ (5,571)**
Basic earnings (loss) per share		$ 0.01	$ (0.00)	$ 0.02	$ (0.00)
Diluted earnings (loss) per share		$ 0.01	$ (0.00)	$ 0.02	$ (0.00)
Weighted average number of common shares outstanding					
Basic	7f	328,179,584	239,289,612	322,003,351	235,094,735
Diluted	7f	398,213,903	239,289,612	378,903,158	235,094,735

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 22

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s) - unaudited

Cash provided by (used in):	Note	3 Months Ended September 30 2011	3 Months Ended September 30 2010 (Note 15)	9 Months Ended September 30 2011	9 Months Ended September 30 2010 (Note 15)
Operating activities					
Net income (loss) for the period		$ 4,391	$ (224)	7,608	$ (5,571)
Items not affecting cash:					
» Depletion and depreciation		1,910	40	3,694	59
» Deferred income tax expense		377	-	763	-
» Loss on warrant liability		-	-	-	4,303
» Share-based payment		235	74	1,255	353
» Loss on fair value adjustment of share purchase warrants		29		29	
» Unrealized foreign exchange loss (gain)		93	(50)	81	27
Changes in non-cash working capital	10	1,523	55	(612)	(454)
		8,558	**(105)**	**12,818**	**(1,283)**
Investing activities					
Acquisition of mineral interests		(6,006)	(2,031)	(33,942)	(7,095)
Acquisition of investments and other assets		(2,901)	14	(3,158)	-
		(8,907)	**(2,017)**	**(37,100)**	**(7,095)**
Financing activities					
Proceeds on exercise of warrants, options, and compensation warrants		5,234	3	6,549	2,570
Share issue costs		-	-	28	-
Spin-out of shares held in Sandstorm Metals & Energy Ltd. to shareholders – cash payment	14	-	-	-	(493)
		5,234	**3**	**6,577**	**2,077**
Effect of exchange rate changes on cash		(95)	51	(88)	(22)
Net increase (decrease) in cash		4,790	(2,068)	(17,793)	(6,323)
Cash – beginning of period		5,950	32,454	28,533	36,709
Cash – end of period		**$ 10,740**	**$ 30,386**	**$ 10,740**	**$ 30,386**

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 23

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s) - unaudited

		Share Capital		Reserves					
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compensation Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
At January 1, 2010		225,938,380	57,364	$ 462	$ 12,948	$ 2,045	$ (3,909)	$ -	$ 68,910
Spin-out of subsidiary	14	-	(502)	-	-	-	-	-	(502)
Share issue costs recovery		-	4	-	-	-	-	-	4
Options exercised		6,667	2	(1)			-	-	1
Warrants exercised		13,350,000	11,524	-	-	-	-	-	11,524
Share based payment		-	-	354	-	-	-	-	354
Total comprehensive loss		-	-	-	-	-	(5,571)	-	(5,571)
At September 30, 2010		**239,295,047**	**68,392**	**$ 815**	**$ 12,948**	**$ 2,045**	**$ (9,480)**	**$ -**	**$74,720**
At January 1, 2010		225,938,380	57,364	462	12,948	2,045	(3,909)	$ -	$ 68,910
Public offering		78,768,100	51,409	-	4,430	-	-	-	55,839
Spin-out of subsidiary	14	-	(502)	-	-	-	-	-	(502)
Share issue costs		-	(4,417)	-	-	-	-	-	(4,417)
Deferred income tax recovery of issue costs		-	1,818	-	-	-	-	-	1,818
Options exercised		6,667	3	-	-	-	-	-	3
Warrants exercised		13,350,000	11,524	-	-	-	-	-	11,524
Share based payment		-	-	589	-	-	-	-	589
Total comprehensive loss		-	-	-	-	-	(2,838)	-	(2,838)
At December 31, 2010		**318,063,147**	**117,199**	**$ 1,051**	**$ 17,378**	**$ 2,045**	**$ (6,747)**	**$ -**	**$130,926**
Compensation warrants exercised		5,787,024	2,492	-	1,105	(1,687)	-	-	1,910
Deferred income tax recovery of issue costs		-	(7)	-	-	-	-	-	(7)
Options exercised		110,000	70	(16)	-	-	-	-	54
Share based payment		-	-	1,255	-	-	-	-	1,255
Share issue costs		-	28	-	-	-	-	-	28
Warrants exercised		7,640	5,611	-	(1,026)	-	-	-	4,585
Total comprehensive income		-	-	-	-	-	7,608	32	7,640
At September 30, 2011		**321,579,402**	**125,393**	**$ 2,290**	**$ 17,457**	**$ 358**	**$ 861**	**$ 32**	**$146,391**

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 24

25 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2011 | Expressed in U.S. dollars – unaudited 1. NATURE OF OPERATIONS Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time up front payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on November 9, 2011. 2. BASIS OF PRESENTATION ( A ) STATEMENT OF COMPLIANCE These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34: Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued as of September 30, 2011. IFRS standards require that financial statements be prepared in accordance with standards expected to be in place as at the annual reporting period, therefore, changes may be required to reflect IFRS standards in place at December 31, 2011. The preparation of these condensed consolidated interim financial statements are based on the same accounting policies and methods of applications as the condensed consolidated interim financial statements for the three months ended March 31, 2011. These condensed consolidated interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). These are the Company’s third IFRS condensed consolidated interim financial statements for the period covered by the Company’s first IFRS annual consolidated financial statements for the year ended December 31, 2011 as previously the Company prepared its consolidated annual and interim financial statements in accordance with GAAP. Comparatives have been restated from GAAP to IFRS (Note 15). ( B ) BASIS OF PRESENTATION These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. 3. FUTURE CHANGES IN ACCOUNTING POLICIES The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: • IFRS 10, Consolidated Financial Statements; • IFRS 11, Joint Arrangements; • IFRS 12, Disclosure of Interests in Other Entities; • IFRS 13, Fair Value Measurement; • Amended IAS 27, Separate Financial Statements; and • Amended IAS 28, Investments in Associates and Joint Ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

26 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2011 | Expressed in U.S. dollars – unaudited 4. FAIR VALUE OF FINANCIAL INSTRUMENTS FAIR VALUE OF WARRANT LIABILITY The loss on the warrant liability during the three and nine months ended September 30, 2010 was determined using the following weighted-average Black-Scholes model assumptions: 3 months ended September 30, 2010 9 Months ended September 30, 2010 Share price - C$0.70 Exercise price - C$0.195 Expected dividend yield - 0% Expected stock price volatility - 40% Risk-free interest rate - 0.12% Expected life of options - 0.17 years CREDIT RISK The Company’s credit risk is limited to cash and trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. CURRENCY RISK The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. As of September 30, 2011 and December 31, 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk. OTHER RISKS The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

5. MINERAL INTERESTS

(A) CARRYING AMOUNT

As of September 30, 2011:

In $000s	Cost			Accumulated Depletion				
	Opening	Additions	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ -	$ 19,977	$ 295	$ 682	$ -	$ 977	$ 19,000
Bachelor Lake, Canada	-	20,845	20,845	-	-		-	20,845
Black Fox, Canada	56,470	54	56,524	-	1,886	-	1,886	54,638
Bracemac-McLeod, Canada	-	32	-	-	-	-	-	32
Ming, Canada	7,062	13,006	20,068	-	-		-	20,068
Santa Elena, Mexico	13,342	-	13,342	42	654	181	877	12,465
Summit, U.S.A.	4,063	-	4,063	7	447	-	454	3,609
Total	**$ 100,914**	**$ 33,937**	**$ 134,851**	**$ 344**	**$ 3,669**	**$ 181**	**$ 4,194**	**$ 130,657**

As of December 31, 2010:

In $000s	Cost			Accumulated Depletion			
	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona	$ 19,963	$ 14	$ 19,977	$ -	$ 295	$ 295	$ 19,682
Bachelor Lake	-	-	-	-	-	-	-
Black Fox	-	56,470	56,470	-	-	-	56,470
Bracemac-McLeod	-	-	-	-	-	-	-
Ming	-	7,062	7,062	-	-	-	7,062
Santa Elena	13,346	(4)	13,342	-	42	42	13,300
Summit and other	4,064	(1)	4,063	-	7	7	4,056
Total	**$ 37,373**	**$ 63,541**	**$ 100,914**	**$ -**	**$ 344**	**$ 344**	**$ 100,570**

(B) DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depreciated on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

As of September 30, 2011

In $000s	Depletable	Non-depletable	Total
Aurizona	$ 16,045	$ 2,955	$ 19,000
Bachelor Lake	19,457	1,388	20,845
Black Fox	51,253	3,385	54,638
Bracemac-McLeod	32	-	32
Ming	13,389	6,679	20,068
Santa Elena	10,236	2,229	12,465
Summit	3,317	292	3,609
Total	**$ 113,729**	**$ 16, 928**	**$ 130,657**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars – unaudited
27

As of December 31, 2010

In $000s		Depletable		Non-depletable		Total
Aurizona	$	16,727	$	2,955	$	19,682
Bachelor Lake		-		-		-
Black Fox		53,088		3,382		56,470
Bracemac-McLeod		-		-		-
Ming		5,008		2,054		7,062
Santa Elena		10,105		3,195		13,300
Summit and other		4,056		-		4,056
Total	**$**	**88,984**	**$**	**11,586**	**$**	**100,570**

(C) SUMMARY OF GOLD STREAMS

AURIZONA MINE

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold.

BACHELOR LAKE MINE

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. ("Metanor") to purchase 20% of the life of mine gold produced from Metanor's Bachelor Lake gold mine located in Quebec, Canada ("Bachelor Lake Mine") for an up front payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. For consideration, Sandstorm made up front payments totaling of $20.0 million (of which $6.0 million was paid during the three months ended September 30, 2011). Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next six years.

BLACK FOX MINE

The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.'s ("Brigus") open pit and underground Black Fox mine, located in Canada (the "Black Fox Mine") and 10% of the life of mine gold produced from Brigus' Black Fox extension, which includes a portion of Brigus' Pike River concessions for a per ounce cash payment of the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

BRACEMAC-MCLEOD MINE

On July 12, 2011, the Company entered into a Gold Stream agreement with Donner Metals Ltd. ("Donner") via a back-to-back agreement with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy") to purchase 17.5% of the life of mine gold and gold equivalent of silver ("Gold Equivalent") produced from the Bracemac-McLeod Property located in Quebec, Canada which is operated by Xstrata Canada Corporation ("the Bracemac-McLeod Mine"). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

For consideration, the Company will make an up front payment of $5.0 million on June 30, 2012 plus on going per ounce of gold or Gold Equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream.

Donner has the option until July 13, 2013 to repurchase 50% of the Bracemac-McLeod Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars – unaudited
28

MING MINE

The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc's ("Rambler") Ming mine, located in Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

SANTA ELENA MINE

The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.'s open-pit Santa Elena mine, located in Mexico (the "Santa Elena Mine") for a per ounce cash payment of the lesser of $350 and the then prevailing market price of gold.

SUMMIT MINE

The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation's Summit mine, located in the United States of America (the "Summit Mine") for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold.

6. INVESTMENTS

	September 30, 2011	December 31, 2010
Common shares held	$ 2,777	$ -
Warrants held	139	-
	$ 2,916	**$ -**

The Company's investments are valued using quoted market prices in active markets and as such, are classified within Level 1 of the fair value hierarchy. The fair value of the investments is calculated as the quoted market price of the share or warrant multiplied by the quantity of the shares or warrants held by the Company. During the three months ended September 30, 2011, the Company acquired 5,769,000 common shares and 2,884,500 warrants for total consideration of $2.9 million.

The Company's investments in common shares are held for strategic purposes. The Company has chosen to designate these shares as financial assets at fair value through other comprehensive income. During the three months ended September 30, 2011, the Company recognized a gain on common shares through other comprehensive income of $0.04 million.

While the investments in warrants are also held for strategic purposes, they are classified as financial assets at fair value through net income. During the three months ended September 30, 2011, the Company recognized a loss in net income on warrants of $0.03 million.

7. SHARE CAPITAL AND RESERVES

(A) SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares without par value.

(B) STOCK OPTIONS

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company's issued common shares as at the date of the grant.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars - unaudited | 29

During the three and nine months ended September 30, 2011, the Company issued 455,000 (2010 – 100,000) share purchase options to employees with a fair value of $238,631 (2010 - $22,529) or $0.52 (2010 - $0.23) per option. These options vest over a three year period and the fair value was determined using the Black Scholes Model with the following assumptions:

	3 Months Ended September 30		9 Months ended September 30	
Black-Scholes weighted average assumptions	2011	2010	2011	2010
Grant date share price and exercise price	C$1.26	C$0.67	C$1.26	C$0.67
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected volatility	59%	50%	59%	50%
Risk-free interest rate	2.25%	1.87%	2.25%	1.87%
Expected life of options	3 years	3 years	3 years	3 years

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted average exercise price (C$)
Options outstanding at January 1, 2010	6,350,000	0.44
Granted	6,980,000	0.68
Exercised	(6,667)	0.45
Forfeited	(3,333)	0.45
Options outstanding at December 31, 2010	13,320,000	0.57
Granted	455,000	1.26
Exercised	(110,000)	0.47
Forfeited	(50,000)	0.68
Options outstanding at September 30, 2011	**13,615,000**	**0.59**

A summary of the Company's options as of September 30, 2011 is as follows:

Number outstanding	Exercisable	Price per Share (C$)	Expiry Date
40,000	40,000	$0.10	July 31, 2012
3,500,000	3,500,000	$0.45	June 16, 2014
700,000	466,667	$0.44	July 6, 2014
2,000,000	2,000,000	$0.435	July 28, 2014
100,000	66,667	$0.67	May 19, 2015
6,820,000	2,266,672	$0.68	November 26, 2015
455,000	-	$1.26	August 25, 2016
13,615,000	**8,340,006**		

The weighted-average exercise price for exercisable options is C$0.51.

A summary of share-based payment recognized is as follows:

	3 Months Ended September 30		9 Months Ended September 30	
In $000s	2011	2010	2011	2010
Employees	$ (235)	$ (45)	$ (1,109)	$ (227)
Non-employees	-	(29)	(146)	(126)
	$ (235)	**$ (74)**	**$ (1,255)**	**$ (353)**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars – unaudited | 30

31 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2011 | Expressed in U.S. dollars – unaudited ( C ) SHARE PURCHASE WARRANTS A summary of the Company’s warrants and the changes for the period are as follows: Number of Warrants Warrants outstanding at January 1, 2010 112,694,186 Issued 19,692,025 Exercised (13,350,000) Warrants outstanding at December 31, 2010 119,036,211 Issued upon exercise of Compensation Warrants 2,893,511 Exercised (7,639,900) Warrants outstanding at September 30, 2011 114,289,822 A summary of the Company’s warrants as of September 30, 2011 is as follows: Number Price per Share Expiry Date 94,600,297 $0.60 April 23, 2014 19,689,525 $1.00 October 19, 2015 114,289,822 ( D ) COMPENSATION WARRANTS Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. A summary of the Company’s Compensation Warrants and the changes for the period are as follows: Number of Compensation Warrants Compensation Warrants outstanding at January 1, 2010 and December 31, 2010 7,014,574 Exercised (5,787,024) Compensation Warrants outstanding at September 30, 2011 1,227,550 ( E ) RESTRICTED SHARE PLAN On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 4,000,000 restricted share rights outstanding at a given time. As of September 30, 2011, no restricted share rights had been granted by the Company under the Restricted Share Plan.

32 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2011 | Expressed in U.S. dollars – unaudited ( F ) DILUTED EARNINGS (LOSS) PER SHARE Diluted earnings (loss) per share is calculated based on the following: 3 Months Ended September 30 9 Months Ended September 30 In $000s 2011 2010 2011 2010 Net income (loss) $ 4,391 $ (224) $ 7,608 $ (5,571) Add: loss on warrant liability - - - 4,303 Net income (loss) for purposes of determining basic and diluted income (loss) per share $ 4,391 $ (224) $ 7,608 $ (1,268) Basic weighted average number of shares 328,179,584 239,289,612 322,003,351 235,094,735 Effect of dilutive securities » Compensation warrants - shares 2,480,017 - 3,897,980 - » Compensation warrants - warrants 326,228 - 251,524 - » Stock options 7,689,624 - 6,254,475 - » Warrants 59,538,450 - 46,495,828 - Diluted weighted average number of common shares 398,213,903 239,289,612 378,903,158 235,094,735 The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive: 3 Months Ended September 30 9 Months Ended September 30 2011 2010 2011 2010 Compensation warrants - shares - 7,014,574 - 7,014,574 Compensation Warrants - warrants - 3,507,287 - 3,507,287 Stock options 455,000 6,440,000 - 6,440,000 Warrants - 99,344,186 - 99,344,186 8. INCOME TAXES The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes. These differences result from the following items: 3 Months Ended September 30 9 Months Ended September 30 In $000s 2011 2010 2011 2010 Income (loss) before income taxes $ 4,768 $ (224) $ 8,371 $ (5,571) Canadian federal and provincial income tax rates 26.5% 28.5% 26.5% 28.5% Income tax expense (recovery) based on the above rates 1,264 (64) 2,218 (1,588) Increase (decrease) due to: » Permanent differences 58 18 314 1,163 » Difference between statutory and foreign tax rates (974) 1 (1,937) 242 » Other 29 - 168 - » Change in valuation allowance - 45 - 183 Deferred tax expense $ 377 $ - $ 763 $ -

33 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2011 | Expressed in U.S. dollars – unaudited The components of deferred income taxes are as follows: In $000s September 30, 2011 December 31, 2010 Deferred Income Tax Assets » Mineral interests $ - $ 28 » Non-capital losses 832 592 » Share issue costs 1,812 1,818 Deferred income tax assets 2,644 2,438 Deferred Income Tax Liabilities » Mineral Interest $ 986 $ - Deferred income tax liabilities $ 986 $ - Deferred income tax asset, net $ 1,658 $ 2,438 The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows: In $000s Location Amount Expiration Non-capital loss carry-forwards Canada $ 4,783 2029-2031 Non-capital loss carry-forwards Barbados 862 2018-2020 9. ADMINISTRATION EXPENSES The administration expenses for the Company are broken down as follows: 3 Months Ended September 30 9 Months Ended September 30 In $000s 2011 2010 2011 2010 Corporate administration $ (386) $ (221) $ (1,077) $ (674) Finance income 20 43 25 66 Professional fees (120) (45) (300) (107) Other expense (29) - (29) - Spin-out fees - (12) - (239) $ (515) $ (235) $ (1,381) $ (954) 10. SUPPLEMENTAL CASH FLOW INFORMATION 3 Months Ended September 30 9 Months Ended September 30 In $000s 2011 2010 2011 2010 Change in non-cash working capital » Trade and other receivables $ 1,488 $ (4) $ (144) $ - » Gold Inventory - - - - » Prepaid expenses (6) 12 (20) (10) » Trade and other payables 41 47 (448) (444) $ 1,523 $ 55 $ (612) $ (454)

11. KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and other key members of management are as follows:

		3 Months Ended September 30				9 Months Ended September 30		
In $000s		2011		2010		2011		2010
Short-term employee benefits	$	(161)	$	(94)	$	(388)	$	(266)
Share-based payments		(208)		(36)		(1004)		(201)
	$	**(369)**	$	**(130)**	$	**(1,392)**	$	**(467)**

12. CONTRACTUAL OBLIGATIONS

(A) GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of below and the then prevailing market price of gold	Inflationary adjustment to per ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

In connection with the Bracemac-McLeod Gold Stream, the Company has committed an up front payment of $5.0 million by June 30, 2012.

(B) SANDSTORM METALS & ENERGY

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation agreed to by both companies of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars – unaudited
34

13. SEGMENTED INFORMATION

The Company's reportable segments are summarized in the tables below:

3 Months Ended September 30, 2011

In $000s	Sales	Cost of sales	Depletion	Other income	Net income (loss)	Cash from (used) in operations
Aurizona	$ 3,881	$ 894	$ 328	$ -	$ 2,659	$ 2,987
Bachelor Lake	-	-	-	-	-	-
Black Fox	3,489	1,021	875	-	1,593	2,274
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	1,612	328	288	-	996	1,544
Summit	610	139	393	327	405	843
Corporate	-	-	-	-	(1,262)	910
Consolidated	**$ 9,592**	**$ 2,382**	**$ 1,884**	**$ 327**	**$ 4,391**	**$ 8,558**

3 Months Ended September 30, 2010

In $000s	Sales	Cost of sales	Depletion	Other income	Net income (loss)	Cash from (used) in operations
Aurizona	$ 322	$ 103	$ 38	$ -	$ 141	$ 179
Bachelor Lake	-	-	-	-	-	-
Black Fox	-	-	-	-	-	-
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	-
Summit	-	-	-	-	-	-
Corporate	-	-	-	-	(365)	(284)
Consolidated	**$ 322**	**$ 103**	**$ 38**	**$ -**	**$ (224)**	**$ (105)**

9 Months Ended September 30, 2011

In $000s	Sales	Cost of sales	Depletion	Other income	Net income (loss)	Cash from operations
Aurizona	$ 7,321	$ 1,856	$ 682	$ -	$ 4,783	$ 5,466
Bachelor Lake	-	-	-	-	-	-
Black Fox	6,977	2,202	1,886	-	2,889	4,581
Bracemac-McLeod	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	3,562	792	654	-	2,115	3,029
Summit	982	239	447	1,102	1,398	1,889
Corporate	-	-	-	-	(3,577)	(2,147)
Consolidated	**$ 18,842**	**$ 5,089**	**$ 3,669**	**$ 1,102**	**$ 7,608**	**$ 12,818**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars – unaudited
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36 NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2011 | Expressed in U.S. dollars – unaudited 9 Months Ended September 30, 2010 In $000s Sales Cost of sales Depletion Other income Net loss Cash from (used) in operations Aurizona $ 477 $ 153 $ 56 $ - $ 267 $ 323 Bachelor Lake - - - - - - Black Fox - - - - - - Bracemac-McLeod - - - - - - Ming - - - - - - Santa Elena - - - - - - Summit - - - - - - Corporate - - - - (5,838) (1,606) Consolidated $ 477 $ 153 $ 56 $ - $ (5,571) $ (1,283) Total Assets In $000s September 30, 2011 December 31, 2010 Aurizona $ 19,000 $ 19,682 Bachelor Lake 20,845 - Black Fox 54,833 56,470 Bracemac-McLeod 32 - Ming 20,068 7,062 Santa Elena 12,852 13,300 Summit 3,609 4,113 Corporate 16,368 31,105 Consolidated $ 147,607 $ 131,732

14. SPIN-OUT OF SANDSTORM METALS & ENERGY

On January 4, 2010, Sandstorm incorporated a wholly owned subsidiary Sandstorm Metals & Energy. On May 13, 2010, Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals & Energy in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm.

15. FIRST TIME ADOPTION OF IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1: First-time Adoption of International Financing Reporting Standards, IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit unless certain exemptions are applied. The accounting policies set out in Note 2 of the condensed consolidated interim financial statements at and for the three months ended March 31, 2011 have been applied in preparing these consolidated interim financial statements. In Note 15 of the March 31, 2011 condensed consolidated interim financial statements, the Company reported the impact of the transition to IFRS at January 1, 2010 and December 31, 2010. There were no changes to the reconciliations previously recorded.

Presented below are reconciliations to IFRS the total comprehensive loss of the Company from those previously reported under GAAP.

(A) TOTAL COMPREHENSIVE LOSS

In $000s	Note	3 Months Ended September 30, 2010	9 Months Ended September 30, 2010
Total comprehensive loss under GAAP		$ (224)	$ (1,268)
Adjustment for differing accounting treatments:			
» Warrant liability	i	-	(4,303)
Total comprehensive loss under IFRS		**$ (224)**	**$ (5,571)**

(B) NOTE TO IFRS RECONCILIATIONS

i. Warrant Liability

Under GAAP, warrants are accounted for at their carrying value within equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company's functional currency meet the definition of a derivative liability and are recorded as a financial liability initially at fair value and subsequently mark-to-market each period. The warrants issued in the April 2008 private placement (the "April 2008 Warrants") have an exercise price denominated in Canadian dollars, which was the Company's functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and were recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants were recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were exercised by April 2010.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2011 | Expressed in U.S. dollars – unaudited
37